FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Report on Change of Shares : Officers and Principal Shareholders [English Translation]

Item 1

[English Translation]

11th October 2004

1. Company Information
Name	Webzen Inc.	Company Code for KOSDAQ	069080
Corporation Division	KOSDAQ	CEO	Nam Ju Kim
Company Address	467-6, Dogok-Dong, Kangnam-Gu, Seoul, Korea
Total Number of Issued Shares	Common Shares	Preferred Shares	Total
	12,970,000		12,970,000

2. Reporter’s Information
Section	Change
Name	Korean	Kil Saup Song	Chinese	n/a
	Personal Identification Number		760214-1221321
Address	179-19 Nonhyun-Dong, Kangnam-Gu, Seoul
Relationship with The Company	Position	Director
	Nominated Date	2/28/2003	Resignation Date	-
	Principal Shareholder	No
Contact Person	Telephone Number		3498-1649
	Department	Management Support	Position	Assistant General Manager
	Name	Byung Ju Lee

3. Shareholder Position
A. Change Summary
Report Date		Owned Shares
		Section	Number Of Shares	Percentage (%)
Prior Submission Date	5/23/2003	Common Shares	782,829	6.04
		Preferred Shares	-	-
		Total	782,829	6.04
Submission Date	10/9/2004	Common Shares	722,829	5.57
		Preferred Shares	-	-
		Total	722,829	5.57
Fluctuation		Common Shares	-60.000	-0.47
		Preferred Shares	-	-
		Total	-60,000	-0.47

B. Trading Details
Description	Change Date	Type Of Stock	Number of Shares Possessed			Purchase/Disposal Price (Won)	Remarks
			Prior	Change	Post
Sold in the market (-)	9/15/2004	Common Shares	782,829	-9,900	772,929	25,897	-
Sold in the market (-)	9/16/2004	Common Shares	772,929	-4,600	768,329	25,545	-
Sold in the market (-)	9/17/2004	Common Shares	768,329	-5,500	762,829	25,519	-
Sold in the market (-)	9/21/2004	Common Shares	762,829	-5,000	757,829	25,401	-
Sold in the market (-)	9/22/2004	Common Shares	757,829	-2,000	755,829	24,950	-
Sold in the market (-)	9/23/2004	Common Shares	755,829	-5,000	750,829	25,185	-
Sold in the market (-)	9/30/2004	Common Shares	750,829	-4,000	746,829	23,350	-
Sold in the market (-)	10/01/2004	Common Shares	746,829	-11,000	735,829	23,794	-
Sold in the market (-)	10/04/2004	Common Shares	735,829	-500	735,329	23,820	-
Sold in the market (-)	10/05/2004	Common Shares	735,329	-10,000	725,329	23,593	-
Sold in the market (-)	10/06/2004	Common Shares	725,329	-2,500	722,829	24,237	-
Total			782,829	-60,000	722,829	-	-

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date: October 13, 2004	By:	/s/ Won Seon Kim

		Name:	WON SEON KIM
		Title:	Chief Financial Officer